March 2, 2007	Carin M. Kutcipal 720-406-5362 cmkutcipal@hhlaw.com

VIA EDGAR, FAX AND UNITED PARCEL SERVICE

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 6010

Attention:	Jim B. Rosenberg
Division of Corporate Finance

Re:	Array BioPharma Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed September 1, 2006
File No. 001-16633

Ladies and Gentlemen:

On behalf of Array BioPharma Inc. (the “Company”), we are responding to the following comments of the staff of the Securities and Exchange Commission (the “Staff”) transmitted to Mr. R. Michael Carruthers on February 27, 2007 regarding the above-captioned annual report on Form 10-K for the Company’s fiscal year ended June 30, 2006 filed on September 1, 2006 (the “Form 10-K”). For your convenience, your comments have been restated in their entirety followed by the Company’s responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 38

Revenue Recognition, page 38

1.                                      For each of your material revenue arrangements for which you record license and other up-front fees, please provide to us, using disclosure-type format,

                                                revisions to your disclosures in Critical Accounting Policies and your Revenue Recognition footnote to the financial statements quantifying the expected period of the related research program and whether or not there has been any change in the expected period for each of the periods presented in your financial statements.

Response.  We recognize revenue from non-refundable, upfront and license fees ratably over the term of our performance under the agreement, which is generally the research term specified in the agreement. These advance payments are recorded as deferred revenue upon receipt, pending recognition, and are classified as a short or long-term liability on the balance sheet. When the performance period cannot be specifically identified from the agreement, management estimates the period based upon provisions contained within the agreement, such as the duration of the research term, the existence, or likelihood of development commitments and other significant commitments of the company.  We determined that the performance periods for our agreements with AstraZeneca and Genentech were both for two years ending November 2005, which coincide with the research terms specified in each agreement. We periodically review the expected performance periods under each of our agreements that provide for up-front and license fees. To date, there has not been a change in an estimate or assumption of the expected period of performance affecting any of the periods presented in the financial statements appearing in this annual report that has had a material impact on the timing or amount of revenue recognized.

2.             Summary of Significant Accounting Policies, page 48

Property, Plant and Equipment, page 49

2.                                      Please provide us in disclosure-type format your accounting policy for amortizing leasehold improvements as it is not clear why you amortize them over the lease term including new lease agreements.  Further, tell us how you determined it was appropriate to amortize the leasehold improvements over the term of the new lease and the accounting guidance you considered in your determination.

Response.  The Company amortizes leasehold improvements for its facilities over the lesser of their estimated economic useful lives or the related lease terms, as defined in paragraph 5(f) of Statement of Financial Accounting Standards No. 13 (“Accounting For Leases”) (“SFAS No.13”). This standard provides that the lease term should be measured as the fixed, non-cancelable term of the lease plus any renewal periods that the company is reasonably assured of exercising.

Under the lease agreement the Company had in place during fiscal 2006 for its Boulder, Colorado facility, the Company determined that exercise of its option to extend its lease for this facility beyond the initial term expiring in March 2008 was not reasonably assured because the Company intended at that time to consolidate its operations at its Longmont facility. Therefore, the Company amortized leasehold improvements under that lease over the remaining initial lease term.  As a result of its intention to consolidate its operations in Longmont, the Company also determined that exercise of a portion of its options to extend its lease for the Longmont facility was reasonably assured, resulting in a lease term for purposes of SFAS No. 13 of an aggregate of 13 years. Therefore, leasehold improvements for that facility were amortized over this period for the majority of fiscal 2006.

The Company subsequently reevaluated its facilities options and executed a series of agreements on June 22, 2006 involving the assignment of its options to purchase both of its facilities and the subsequent signing of new ten-year lease agreements for its Boulder and Longmont facilities. At that time, the Company determined the terms under these leases for purposes of SFAS No. 13 to be the fixed, noncancelable ten-year term of the leases. This period does not include the optional extension periods included in the Company’s leases because the Company has determined that the exercise of these options is not reasonably assured. This determination was based primarily on the Company’s experience with its prior facilities leases and management’s conclusion that it was unable to predict in the early years of a long-term lease whether it would remain in its facilities beyond the initial lease term as a result of changing business, economic or other conditions.  Accordingly, the Company determined, in accordance with Accounting Research Bulletin (ARB) 43, to amortize its leasehold improvements over the fixed, ten-year lease term for each of these leases, as this term is shorter than the remaining estimated useful life of the improvements.

The Company reassesses the expected remaining useful life of its leased spaces regularly to determine if the  amortization period remains consistent with the current expectations and plans of management, and if there is any change, would make appropriate adjustments and disclosure in future reporting periods.

The Company would welcome the opportunity to discuss any additional questions the Staff may have regarding the Company’s responses to its comment letter.

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The Company’s written acknowledgement is annexed to this letter in accordance with the Staff’s request in its comment letter.

Please do not hesitate to call the undersigned at (720) 406-5362 if you have further comments or if you require any additional information.

Sincerely,

/s/ Carin M. Kutcipal

Carin M. Kutcipal

Enclosure

cc:	R. Michael Carruthers
Gil J. Van Lunsen
Jarold B. Mittleider

ARRAY BIOPHARMA INC.

3200 Walnut Street

Boulder, Colorado 80301

March 2, 2007

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 6010

Attention:	Jim B. Rosenberg
Division of Corporate Finance

Re:	Array BioPharma Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed September 1, 2006
File No. 001-16633

Ladies and Gentlemen:

Pursuant to your letter dated February 27, 2007 to R. Michael Carruthers, Chief Financial Officer of Array BioPharma Inc. (the “Company”), with respect to the above-captioned annual report on Form 10-K for the Company’s fiscal year ended June 30, 2006 filed on September 1, 2006, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ R. Michael Carruthers
R. Michael Carruthers
Chief Financial Officer